

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Steven King
President and Chief Executive Officer
Mosaic ImmunoEngineering Inc.
1537 South Novato Blvd, #5
Novato, CA 94947

> **Re: Mosaic ImmunoEngineering Inc.**
> **Registration Statement on Form S-3**
> **Filed December 10, 2020**
> **File No. 333-251261**

Dear Mr. King:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Registration Statement

General

1.   We note your common stock is quoted on the OTC Pink. We further note the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million. As such, it appears that you are not eligible to register shares for resale by selling stockholders on Form S-3 because you do not meet the requirements of that form. See General Instructions I.B.1 and I.B.3 of Form S-3, and for guidance, refer to Questions 116.12 and 116.14 of our Securities Act Forms Compliance and Disclosure Interpretations. Please amend your registration statement so that it is on a proper form.

2.   We note your 10-K for your fiscal year ended May 31, 2020 is not among the documents that you have incorporated by reference on page 17. Please ensure all required financial statements and information are included or, subject to your eligibility under General

Instruction VII.E.2. of Form S-1, properly incorporated in your amended filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dean M. Colucci, Esq.